UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

EveryWare Global, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	001-35437	45-3414553
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

519 North Pierce Avenue, Lancaster, Ohio 43130
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (740) 681-2500

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report.
In accordance with Rule 13p-1 (“Rule 13p-1”) promulgated under the Securities Exchange Act of 1934, as amended, EveryWare Global, Inc. (“EveryWare”) conducted in good faith a reasonable country of origin inquiry to determine whether any of the minerals specified by Rule 13p-1 necessary to the functionality or production of a product manufactured by EveryWare, or contracted by EveryWare to be manufactured, originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources. The minerals specified by Rule 13p-1 are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten (the “conflict minerals”).
EveryWare is a global marketer of tabletop and food preparation products for the consumer, foodservice, and specialty markets. EveryWare offers a comprehensive line of tabletop and food preparation products, such as bakeware, beverageware, serveware, storageware, flatware, dinnerware, crystal, banquetware, and hollowware; premium spirit bottles; cookware; gadgets; candle and floral glass containers; and other kitchen products. EveryWare owns and operates two glass manufacturing plants in the U.S., in Lancaster, Ohio, and Monaca, Pennsylvania. EveryWare leases two metal bakeware manufacturing plants in Burnley and Oldbury, United Kingdom, and an assembly facility in Fakenberg, United Kingdom, and sources a variety of tableware products from third parties, primarily in Asia and Europe.
As EveryWare’s manufacturing operations are primarily in the glass manufacturing industry, EveryWare is several levels removed from the actual mining of conflict minerals. EveryWare does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.
EveryWare’s manufactured glass, packaging, and decoration products do not contain any complementary components and contain only non-metallic accessories. EveryWare conducts an internal chemical analysis of its glass materials weekly from each furnace. Further, EveryWare provides specifications for and directs the shipment of its raw material sources, which do not contain conflict minerals. EveryWare also reviewed its Materials Safety Data Sheets (“MSDS”) and confirmed that there are no conflict materials listed on any MSDS. EveryWare conducted a review of all this information and concluded its manufactured glass, packing, and decoration products do not contain any conflict minerals.
EveryWare also conducted a thorough analysis of its supply chain to determine whether any of its sourced products contain conflict minerals. EveryWare required all of its suppliers to state whether the sourced products contained conflict minerals, and all of those suppliers so certified. Based on this analysis, EveryWare determined that (1) some metal lids that it contracts to have manufactured contain tin ore, and (2) it does not manufacture, or contract to manufacture, any other products for which conflict minerals are necessary for the functionality or production of those products.
Because EveryWare sources products for which conflict minerals are necessary for the functionality or production of that product, EveryWare undertook a reasonable country of origin inquiry regarding the conflict minerals involved, in addition to the analyses and certifications noted above. All of the products containing tin ore are sourced from one manufacturer. For the products containing tin ore, EveryWare required the manufacturer of those products to certify the origin of the tin ore used in them. That manufacturer certified that the tin ore used in the products was sourced in China.
Based on this reasonable country of origin inquiry, EveryWare has determined in good faith that for 2013, the necessary conflict minerals used in its products did not originate in any of the Covered Countries.
EveryWare has provided the information set forth above on its website at www.everywareglobal.com, under the heading “Investor Info”. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02. Exhibits.
Not applicable.
Section 2 - Exhibits
Item 2.01. Exhibits.
Not applicable.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVERYWARE GLOBAL, INC.

Date:	May 30, 2014	By:	/s/ Bernard Peters
		Name:	Bernard Peters
		Title:	Executive Vice President and Chief Financial Officer